SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                       FORM U-1

                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935

                 THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.
                               64 Perimeter Center East
                               Atlanta, Georgia  30346

                      (Name of company or companies filing this statement
                             and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY

                       (Name of top registered holding company parent
                                    of each applicant or declarant)

                              Tommy Chisholm, Secretary
                                 The Southern Company
                               64 Perimeter Center East
                                Atlanta, Georgia 30346

                           (Name and address of agent for service)

               The Commission is requested to mail signed copies of all
                        orders, notices and communications to:

                   W. L. Westbrook                J. Kevin Fletcher
              Financial Vice President                President
                The Southern Company         The Southern Development and
              64 Perimeter Center East          Investment Group, Inc.
               Atlanta, Georgia  30346         64 Perimeter Center East
                                               Atlanta, Georgia  30346

                               John D. McLanahan, Esq.
                                 Troutman Sanders LLP
                              600 Peachtree Street, N.E.
                                      Suite 5200
                             Atlanta, Georgia  30308-2216
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                                 INFORMATION REQUIRED


          Item 1.   Description of Proposed Transaction.

               1.1  Background.    The Southern Development and Investment

          Group, Inc. ("Development") is a wholly-owned non-utility

          subsidiary company of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding

          Company Act of 1935, as amended (the "Act").  Southern, through five operating electric utility subsidiaries, Alabama Power

          Company, Georgia Power Company, Gulf Power Company, Mississippi

          Power Company, and Savannah Electric and Power Company

          (collectively, the "Operating Companies"), provides retail and wholesale electric service throughout Georgia, most of Alabama,

          and parts of Florida and Mississippi.

               By order dated January 25, 1995 (Holding Company Act Release

          No. 26221) (the "January 1995 Order"), the Commission authorized

          Development to engage in, among other activities, the preliminary investigation and study of new business ventures or investment opportunities, including business opportunities utilizing new communications technologies and related facilities ("R&D

          Activities"); energy and demand side management services to customers both within and without the Southern System service territory ("Energy/DSM Management"); and the development,

          construction and operation of a prototype energy management communications network ("Prototype Network") at various locations in the Southern System service territory through which a variety of two-way, or interactive, customer-utility communications based
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          services could be provided, including but not limited to

          communications in connection with Energy/DSM Management measures and other utility-related as well as nonutility-related

          activities.

               Development has entered into a Stock Purchase Agreement

          ("Purchase Agreement") with ITC Holding Company, Inc. ("ITC"), a closely-held Delaware corporation, pursuant to which ITC has agreed to issue and Development has agreed to purchase 250,000 shares of ITC's authorized and unissued shares of common stock,

          par value $.01 per share, which, on a fully diluted basis (based on the number of authorized shares outstanding on September 8,

          1995, and reserved for issuance upon exercise of outstanding stock options), would represent about 3% of the aggregate number of ITC's issued and outstanding shares of common stock (the

          "Shares").  Closing under the Purchase Agreement is anticipated to occur not later than May 31, 1996.  The form of Purchase

          Agreement is included herewith as Exhibit B.

               Southern will provide approximately $7 million to

          Development in order to fund Development's purchase of the Shares and to pay costs associated with the transaction.  Such funds will be advanced to Development as a cash capital contribution at or prior to closing under the Purchase Agreement.  Southern will obtain such funds from sales of common stock, as authorized in

          Holding Company Act Release Nos. 26347 and 26349, dated August 2 and August 3, 1995, respectively, from borrowings and/or



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          commercial paper sales, as authorized in Holding Company Act

          Release No. 26346, dated August 1, 1995, and from available cash,

          chiefly dividends from subsidiaries.

               1.2  Description of ITC and its Operations.

               ITC was incorporated under Delaware law in 1994 and has its principal offices in West Point, Georgia.  It is a closely-held holding company which, through several majority-owned

          subsidiaries, is engaged in the business of providing

          telecommunications services and related products primarily in the southeastern U.S.  ITC's revenues are derived primarily from telephone exchange, toll, cellular and teleconferencing services,

          and from network access charges.  ITC's Telecommunications

          Operations Group, which includes its wholly-owned subsidiaries,

          Interstate Telephone Co. and Valley Telephone Co., provides local telephone exchange service in regulated local exchange areas and non-regulated regional service areas in various communities in

          Georgia and Alabama, including Lanett and Auburn, Alabama and

          Columbus, Newnan, LaGrange and West Point, Georgia.  These

          companies also offer a broad range of paging products and

          services, customer premises equipment products, and support services for other providers of telecommunications services.  For the year ended December 31, 1994, the Telecommunications

          Operations Group generated revenues of approximately $18.8 million, or about 29% of ITC's consolidated revenues in 1994.





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               InterCall, Inc., a wholly-owned subsidiary which commenced operations in 1991, provides audio conference (multi-party)

          calling services primarily for use by businesses for sales meetings, board meetings, training sessions, investor relations and other similar multi-party communications.  For the year ended

          December 31, 1994, InterCall contributed approximately $18.4 million, or about 28%, to ITC's consolidated revenues.

               ITC indirectly owns 50.3% of the outstanding common stock of

          InterCel, Inc. ("InterCel"), a publicly-held company whose shares are traded on the NASDAQ.  InterCel provides cellular telephone service in five counties of western Georgia, two counties in eastern Alabama, and eight counties in Maine.  The company is expanding its presence in the southeastern U.S. through the acquisition of Powertel PCS Partners, L.P. ("Powertel"), the owner of licenses to provide personal communications services

          ("PCS") in contiguous parts of nine southeastern states.1  ITC is negotiating agreements under which portions of the PCS system


               1 Personal communications service, or PCS, is a wireless two-way service provided on a portion of the radio spectrum allocated by the Federal Communications Commission in 1993. PCS differs from traditional cellular telephone service principally in that PCS systems will operate at a higher frequency band and employ advanced (i.e., improved) digital technology that will overcome some of the limitations in current digital cellular systems. The enhanced services and features that InterCel will be able to offer over its PCS network include, among others, increased call security; call screening, routing and forwarding, caller ID, message waiting and call hold; longer battery life; single number service (i.e., the ability of subscribers to switch incoming calls using the same number between the primary landline and wireless locations); and simultaneous voice and data communications.


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          would be located on existing towers owned by the Operating

          Companies and Southern Communications Services, Inc.  The current partners of Powertel include ITC, a subsidiary of ITC, and two non-affiliates, a wholly-owned subsidiary of SCANA Corp. and

          South Atlantic Capital Corp.  ITC reported revenues of

          approximately $21.8 million from InterCel's operations in 1994,

          which represented 33% of ITC's consolidated revenues.  Reference is made to the registration statement on Form S-1 filed August

          25, 1995, in File No. 33-96216, which describes InterCel's proposed acquisition of the shares of Powertel, including those shares of Powertel now held by ITC.  Following the issuance of the additional common stock of InterCel as a part of a public offering and in exchange for Powertel's shares, ITC's percentage interest in InterCel will be reduced to approximately 27.5%.

               Another subsidiary, Interstate Fibernet Co. ("IFN"), owns

          and operates (alone or in ventures with others) a regional optical fiber transmission network in Mississippi, Alabama,

          Georgia, Louisiana, North Carolina and South Carolina.  These

          facilities are strategically located, primarily in optical power ground wire (OPGW) along power company transmission right-of-way.

          A portion of this network is being constructed along right-of-way of certain of the Operating Companies.  IFN is a wholesale transmission carrier (carriers' carrier).

               InterServ Services Corporation ("InterServ"), a 79%-owned

          subsidiary which was incorporated in 1993, provides outsourced



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          customer service and business-to-business telemarketing services to a variety of businesses, primarily in the southeast.  A unit of InterServ provides customer satisfaction survey information to certain of the Operating Companies.

               In addition to the foregoing, ITC holds minority investments in a number of other small and start-up companies engaged in,

          among other businesses, fiber, wireless cable television, caller

          ID equipment marketing, and other telecommunications related operations.

               ITC is authorized under its amended and restated certificate of incorporation to issue 10,000,000 shares of common stock, all of one class, having a par value of $.01 per share.  ITC's outstanding shares are currently held directly and beneficially by Campbell B. Lanier, III, the company's founder, chairman and chief executive officer, and his wife, children and other family members (the "Lanier Family Interests"); a partnership including

          Mr. Lanier and five unaffiliated companies2 ("ITC Associates");

          other members of ITC's senior management; and various non-

          management employees of ITC and its subsidiaries.  On a fully




               2 CT Communications, Inc., North State Telephone Company, Lexington Telephone Company, National Enterprises, Inc., and MPX Systems, Inc. (a wholly-owned subsidiary of SCANA Corp.). ITC Associates is a general partnership under Georgia law. It was formed solely for the purpose of aggregating the common shares of ITC owned by these major corporate investors in order to enable the partners to use the equity method of accounting; that is, so that each of the partners can report its pro rata share of ITC's earnings for financial reporting purposes.


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          diluted basis, the current breakdown in the beneficial ownership of ITC's shares is as follows:

                    Lanier Family Interests            69.0%

                    ITC Associates                     22.6%

                    Other Senior Management             5.9%

                    Non-Management Employees/Other      2.5%

                              Total                     100%

               ITC's board of directors currently consists of nine members,

          five of whom (including Mr. Lanier) are members of the senior management of ITC and its wholly-owned and majority-owned

          subsidiaries.  Under ITC's by-laws, the board of directors may have as many as eleven members.  As described below, in

          connection with Development's purchase of the Shares, ITC will be obligated under the terms of the Purchase Agreement to use its best efforts for a period of three years to cause election of a nominee of Development as a member of ITC's board of directors.

          (See Purchase Agreement, section 9).  It is anticipated that Paul J.

          DeNicola, an executive vice president and a director of Southern,

          will be nominated to serve as a director of ITC.  Mr. DeNicola will not serve as an officer of ITC.

               1.3  Terms of the Purchase Agreement.

               The purchase price for the Shares is $6,195,000, payable in cash at closing, provided that closing occurs on or before

          January 25, 1996.  Thereafter, the purchase price will bear interest at 8.75% per annum. (section 1.2).  The obligations of the



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          parties are subject to satisfaction on or before the closing date of various conditions precedent that are usual and customary for a transaction of this type, including, in the case of

          Development, the receipt of this Commission's order approving the transactions.  (section 7.3).

               Under Section 9.1 of the Purchase Agreement, ITC is

          obligated to (i) provide financial and other information

          concerning ITC's operations on an ongoing basis to Development;

          (ii) permit a representative of Development upon reasonable notice to visit and inspect the properties of ITC, examine ITC's corporate and financial records, and discuss the affairs,

          finances and other matters with ITC's management; (iii) for a period of three years following closing, use its best efforts to cause a nominee of Development to be elected to ITC's board of directors; and (iv) from and after an initial public offering of

          ITC's shares, make publicly available information concerning ITC sufficient to enable Development to dispose of all or a portion of the Shares pursuant to Rule 144 under the Securities Act of

          1933.

               Development's obligation to purchase the Shares is further conditioned upon Development's admission as a partner of ITC

          Associates, should Development seek to be admitted.  (section 7.5)

          Development proposes to contribute the Shares to ITC Associates in exchange for its partnership interest.  As previously

          indicated, supra fn. 2, the sole purpose for ITC Associates is to



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          enable certain major corporate investors in ITC to aggregate their shares for financial reporting purposes.  ITC Associates has no other business and has no ability to influence or control the election of directors or other corporate policies or

          decisions of ITC, whether through the exercise of voting powers over the shares so held or otherwise.  Any partner may withdraw

          ITC shares contributed to the partnership (and any additional shares received as a dividend or as a result of a share split or other distribution) at any time upon 30 days written notice.  The partnership is automatically dissolved if it ceases to hold at least 20% of the ITC shares.

               1.4  Purpose of Investment.

               Under the proposed arrangement, Development will have an

          opportunity to acquire a small minority interest in ITC, and to participate in ITC's corporate governance.  However, because a substantial majority of the board of ITC is and will continue to be dominated by its controlling shareholders, Development's board representation will not enable it to dominate or dictate the business affairs of ITC.

               As described in Item 1.2, above, various ITC subsidiaries

          are engaged in telecommunications and related activities within the area served by the Operating Companies.  One subsidiary conducts independent telephone company local exchange service in southwestern Georgia and southeastern Alabama.  Another is developing cable and broad-band communications systems in



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          southern Alabama, notably Montgomery.  Still another will be developing wireless PCS service throughout the service territory of Alabama Power Company and on the periphery of the service territories of Gulf Power Company and Mississippi Power Company.

               Development has been engaged in discussions with ITC for

          some time concerning the possibility of conducting joint

          development and experimentation with respect to the modernization of telecommunications in the southeastern U.S. so as to permit,

          among other things, the type of utility and utility-related communications services that Development is authorized to provide under the January 1995 Order, including but not limited to

          Energy/DSM Management services and the build-out of portions of the Prototype Network.  As an outgrowth of these discussions,

          Development and ITC concluded that the best and most efficient way for the parties to cement a strategic alliance and thereafter jointly develop processes that will utilize the latest in

          telecommunications technology changes and provide the foundation for modern utility-related communications, is for Development to acquire a small minority interest in ITC and participate in ITC management's deliberations as it considers the types and kinds of deployment of wireless and broadband communications systems, as well as the modernization of a small local exchange telephone company which serves smaller towns and cities, as well as some rural areas.





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               Development's proposed investment in ITC will provide

          Development with an opportunity to have input at the strategic planning level as a regional telecommunications holding company formulates its plans for investment in modernization of

          communications.  Much of that investment will take place in areas served by the Operating Companies.  Although Development's investment in ITC will not be restricted in any way, it will in fact be used in furtherance of projects within Georgia, Alabama and Florida to an overwhelming degree.

               Conversely, Development's participation in ITC's management will provide ITC with the informed insight of Southern as to its utility-related requirements and needs for the future.  Southern and the Operating Companies will clearly benefit to the extent that Development's input into ITC's strategic plans results in new investment in the kinds of telecommunications facilities,

          services and features required by the Operating Companies.



          Item 2.   Fees, Commissions and Expenses.

               A statement of the fees, commission or expenses paid or

          incurred in connection with the proposed transaction will be filed by amendment.



          Item 3.   Applicable Statutory Provisions.

               Sections 9(a)(1) and 10 of the Act and Rule 51 thereunder

          are applicable to Development's acquisition of the Shares,



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          whether directly or indirectly through ITC Associates.

          Southern's making of cash capital contributions to Development is deemed to be excepted from the declaration requirements of Rule

          45(a) under Section 12(b) by reason of Rule 45(b)(4).

               The proposed transaction is also subject to Rule 54.  Under

          Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company," or other transactions by such registered holding company or its subsidiaries other than with respect to

          "exempt wholesale generators" or "foreign utility companies," the

          Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale

          generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

               Southern currently meets all of the "safe harbor" conditions set forth in Rule 53.  Southern's "aggregate investment" in

          "exempt wholesale generators" and "foreign utility companies" at

          September 30, 1995 was approximately $1.244 billion,3 or

          approximately 38.7% of Southern's "consolidated retained

          earnings," as defined in Rule 53(a)(1)(ii), as of such date



               3 The stated "aggregate investment" assumes completion of Southern's acquisition of 100% of the common shares of South Western Electricity, plc, a "foreign utility company" that provides electric service in parts of southwest England.


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          (approximately $3.2 billion).  Furthermore, Southern has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning associate "exempt wholesale

          generators" and "foreign utility companies."  In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly render services to "exempt wholesale generators" and

          "foreign utility companies."  Finally, since none of the

          circumstances described in Rule 53(b) exists or, as a result hereof, will exist, the provisions of Rule 53(a) are not made inapplicable by Rule 53(b).



          Item 4.   Regulatory Approval.

               The transaction proposed herein is not subject to the

          jurisdiction of any State commission or of any federal commission other than the Securities and Exchange Commission.



          Item 5.   Procedure.

               The applicant requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  The applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the



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          preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.



          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits.

                    A -  None.

                    B -  Form of Stock Purchase Agreement.

                    C -  None.

                    D -  None.

                    E -  None.

                    F -  Opinion of counsel. (To be filed by amendment).

                    G -  Form of Federal Register Notice.

               (b)  Financial Statements.

                    None.


          Item 7.   Information as to Environmental Effects.

               (a)  In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

               (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.








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                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  October 6, 1995



                                   THE SOUTHERN DEVELOPMENT AND INVESTMENT
                                   GROUP, INC.


                                   By: /s/Tommy Chisholm
                                        Tommy Chisholm, Vice President and
                                        Secretary





























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